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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                      ARTICLES OF ASSOCIATION OF CEZ, a.s.
               ADOPTED BY THE GENERAL MEETING HELD ON MAY 23, 2006

                             I. PRINCIPAL PROVISIONS

                                    ARTICLE 1
                   FOUNDATION AND INCORPORATION OF THE COMPANY

1. The joint stock company CEZ, a. s. (hereinafter referred to only as the "company") was founded without notice for subscription of shares by virtue of a founding deed pursuant to a decision of the National Property Fund of the Czech Republic, Identification No.: 41 69 29 18, with its registered seat at Prague 2, Rasinovo nabr. 42, dated April 30, 1992.

2. The company was incorporated by virtue of its entry into the Commercial Register on May 6, 1992.

                                    ARTICLE 2
                CORPORATE NAME AND REGISTERED SEAT OF THE COMPANY

1.   The corporate name of the company is CEZ, a. s.

2.   The company's registered office is at Duhova 2/1444, Prague 4, 140 53.

3.   The company's allocated Business Identification No. is 45274649.

4.   The company's allocated Tax Identification No. is CZ45274649.

                                    ARTICLE 3
                             DURATION OF THE COMPANY

The company was founded in perpetuity.

                                    ARTICLE 4
              ENTRIES OF COMPANY DATA INTO THE COMMERCIAL REGISTER

1. The company is registered in the Commercial Register administered by the Municipal Court in Prague, Section B, File No. 1581.

                                    ARTICLE 5
                                SCOPE OF BUSINESS

1.   The scope of the company's business is as follows:

     a)   power generation,

     b)   power distribution,

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     c)   power trading,

     d)   thermal energy generation,

     e)   thermal energy distribution,

     f)   design of power equipment,

     g)   electronic equipment installation and repairs,

     h)   electrical equipment and devices installation and repairs,

     i)   automated data processing,

     j) reserved electrical equipment installation, repairs, reviews, and testing,

     k)   testing, measuring, and analyses,

     l)   reprographic services,

     m)   demineralized water production,

     n)   oil, water, and coal analyzing,

     o)   leasing and renting of movables,

     p) purchase of goods for the purpose of their resale, and sale of goods (retail or wholesale),

     q) reserved pressure equipment, boilers, and pressure vessels installation, repairs, reconstruction, reviews, and testing, periodical testing of gas vessels,

     r)   metal working,

     s)   technical activities in transport,

     t)   business, financial, organizational, and economic advisory services,

     u)   hazardous waste management business,

     v)   plumbing trade,

     w)   insulation installations,

     x)   software provision,

     y)   accommodation services,

     z)   catering,

     a1)  water and sewage systems operation,

     b1) production and imports of chemicals and chemical agents classified as explosive, oxidizing, extremely combustible, highly combustible, highly toxic, toxic, carcinogenic, mutagenic, toxic for reproduction, environmentally

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          hazardous, and sale of chemicals and agents classified as highly toxic and toxic,

     c1)  power industry advisory services,

     d1)  ground water sample analyzing,

     e1)  decontamination works,

     f1)  production of construction materials,

     g1)  representation in customs proceedings,

     h1)  operation of petrol stations with lubricants and fuels,

     i1) production and import of chemicals and chemical agents classified as combustible, harmful to health, caustic, irritating, and allergenic,

     j1) organization of expert courses, training, and other educational events, including lecturing,

     k1)  psychological advisory services and diagnostics,

     l1)  operation of cultural and culturally-educational facilities,

     m1) provision of services in the area of safety and health protection at work,

     n1)  technical-organizational activities in the area of fire protection,

     o1)  engineering activities in investment construction,

     p1)  waste management (save for hazardous waste),

     q1)  copying works,

     r1)  acting as accountants, bookkeeping, keeping of tax records,

     s1) services in the area of administrative management and services of organizational and economic nature, provided to natural and artificial persons,

     t1)  business and service agency,

     u1)  acting as insurance brokers in the registry of insurance brokers,

     v1)  installation of meters,

     w1)  advertising and marketing.

                                   ARTICLE 6
    REGISTERED CAPITAL OF THE COMPANY AND METHOD OF SHARE ISSUE PRICE PAYMENT

1. The company's registered capital shall amount to CZK 59,221,084,300 (to wit: fifty-nine billion two hundred twenty-one million eighty-four thousand three hundred Czech crowns).

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2.   In subscribing for new shares, monetary, as well as in-kind contributions are permissible. In-kind contributions shall be valued by an expert pursuant to the law.

                                    ARTICLE 7
                                 COMPANY SHARES

1. The company's registered capital shall be divided into 592,210,843 (to wit: five hundred ninety-two million two hundred ten thousand eight hundred forty-three) shares, each having a nominal value of CZK 100 (to wit: one hundred Czech crowns). All the shares shall be in book-entry form.

2. All company shares shall be bearer shares. All company shares shall be listed.

3. Rights attached to the book-entry bearer shares shall be exercised by the holder of record entered as of the relevant record date in the statutory securities register administered by the Securities Center in Prague, unless provided otherwise by law.

4. Company shares may be acquired by company employees subject to the consent of the Supervisory Board and the conditions listed in Section 158(2) of the Commercial Code, with the company employees not being required to pay the full issue price of the shares being issued or the full price for which the company purchased the shares for the employees, if the difference is covered out of the company's own funds. The aggregate of the portions of the issue price or purchase price of all shares not being paid for by employees may not exceed 5% of the registered capital at the time of making decision on the subscription of shares by employees or sale of the shares thereto.

                                    ARTICLE 8
                                 ISSUE OF BONDS

1. Pursuant to the general meeting's decision, the company may issue bonds with the attached right to exchange the same for the company's stocks (convertible bonds) or with the attached preferable right to subscription of shares (priority bonds), provided that the general meeting concurrently decides on a conditional increase in the registered capital.

2. The method of issue of bonds shall be governed by law and shall be subject to approval by the relevant state body pursuant to such legal regulations.

                    II. SHAREHOLDERS' RIGHTS AND OBLIGATIONS

                                    ARTICLE 9
                              SHAREHOLDERS' RIGHTS

1. Each shareholder shall be authorized, under the terms and conditions set forth in Section 178 of the Commercial Code, to receive a share in the company's profits (dividends), approved by the general meeting for distribution with a view to the results of operations. Such share shall be determined using the ratio of the nominal value of the shareholder's shares to the nominal value of shares held by all shareholders. The right to dividend shall pertain to each shareholder registered as the owner of a share/shares in the Securities Center as of the date of the general meeting that shall decide on dividend payment. Such date shall be the record date

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     for dividend payment. No shareholder shall be obligated to return to the company any dividend accepted in good faith.

2. During the term of existence of the company or upon its winding up, no shareholder shall be authorized to request remittance of its contributions. Payments provided for by law shall not be deemed remittance of contributions. Upon the company's winding up with liquidation, each shareholder shall be authorized to receive a share in the company's liquidation quota.

3. Each shareholder shall be authorized to participate in the company's management, i.e., to attend its general meetings and vote thereat, to request and receive explanations related to company-related matters, provided that such explanation is required for assessment of the general meeting's agenda, and to submit proposals and counterproposals. Shareholders shall usually submit such proposals and counterproposals at the general meeting. In the event of a shareholder's counterproposals related to proposals specified in the notice of the general meeting or in the event a notarial deed must be drawn up in respect of the general meeting's decision, such shareholder shall be obligated to deliver a written content of its proposal or counterproposal no later than five business days prior to the date of the general meeting. This shall not apply to proposals for election of specific persons to the company's bodies. Shareholders shall be equally entitled to explanations in respect of matters related to persons controlled by the company, where such explanations are required for assessment of the general meeting's agenda.

4. Each shareholder shall have a priority right to subscribe for a part of the new company's shares being subscribed in order to increase the registered capital to the extent of its share in the company's registered capital, provided that such shares are being subscribed through monetary contributions. This right may only be restricted or excluded by virtue of the general meeting's decision made if significant interest of the company exists in this respect.

5. Each shareholder may require that the board of directors issue a copy of the minutes of the general meeting or a part thereof for the entire term of the company's existence. Such copies shall be made at the shareholder's expense.

6. Each shareholder may approach a court with a request to declare invalid any resolution of the general meeting in the event such resolution is in conflict with the laws or the company's Articles of Association. Unless such right is exercised within three months following the date of the general meeting or unless the general meeting has been duly convened, such right shall become extinct as of the date when such shareholder could have been informed of its convocation, but in any case within one year. Should the justification of the action be that the general meeting failed to adopt a contended resolution due to its failure to vote thereon, or that the content of the contended resolution does not correspond to the resolution adopted by the general meeting, such action may be submitted within three months following the date on which the petitioner has been informed of such contended resolution, but no later than one year following the date or contended date of the general meeting.

7. The company's shareholder or shareholders owning shares the nominal value of which exceeds 3% of the registered capital may request that the board of directors convene an extraordinary general meeting for discussion of proposed matters. The method of convocation of such general meeting and coverage of costs thereof are governed by the law.

8.   At the request of shareholders specified under Section 7 above:

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     a)   the board of directors shall include the matter identified thereby in the general meeting's agenda, provided that such agenda may be amended in a lawful manner,

     b) the supervisory board shall review the exercise of board of directors' powers in matters specified in the shareholders' request,

     c) the supervisory board shall exercise the right to indemnification which the company has in respect of a member of the board of directors,

     d) the he board of directors shall file an action for payment of the share issue price against shareholders in default in the payment of the same, or shall proceed pursuant to the provisions of Section 177 of the Commercial Code.

9. Shareholders specified in Section 7 shall be authorized to request that a court appoint an expert to review a report on relations between a controlled entity and related persons, provided that there are substantial grounds for such action.

10. Should the board of directors fail to convene an extraordinary general meeting pursuant to the provisions of Section 7 above so that it takes place within 40 days following the delivery of the request therefor, the court shall decide upon the request of shareholders specified in Section 7 above on such shareholders' power to convene such extraordinary general meeting. Method of convocation of such general meeting and coverage of costs thereon are governed by law.

11. Should the supervisory board or the board of directors fail to satisfy the request of shareholders specified in Section 7 above pursuant to the provisions of Section 8 (c) or (d) without undue delay, such shareholders may themselves exercise the right to indemnification or to payment of the share issue price on behalf of the company. In such event, the relevant costs shall be borne by the company.

                                   ARTICLE 10
                            SHAREHOLDERS' OBLIGATIONS

1. Subscribers shall be obligated to pay up the subscribed company shares in a timely manner on or before dates stipulated by the general meeting's decision on the increase in the registered capital. Consequences of any breach of such obligation shall be set forth by the law and these Articles of Association.

2. Each shareholder who obtains, either itself or together with other persons through acting in concert, a share in the company's voting rights enabling it to control the company shall be obligated to make a tender offer to all owners of shares in such company within 60 days following the date on which such shareholder acquired or exceeded such share. The same obligation shall also apply to a shareholder and all persons acting in concert therewith whose share in participating securities or voting rights obtained as specified in the first sentence of this subsection shall reach or exceed 2/3 or 3/4 of voting rights. This obligation shall terminate if the shareholder reduces within the same period of 60 days its share in voting rights under the limit establishing its obligation pursuant to the provisions of this subsection, or by transferring such shares to another person in order not to exercise itself or through others a controlling influence in the company. The extinction of such obligation shall in both cases be subject to the decision of the Czech National Bank based on the shareholder's written request. This shall not apply if the shares were transferred to a person controlled by or controlling the shareholder or acting in concert with the shareholder or having property ties or interlocking directorates with such shareholder,

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     even if the voting right disposal has been transferred in such manner.
     Detailed rules and exemptions for satisfaction of this obligation shall be set forth by law. In each specific case, the Czech National Bank shall decide based on the shareholder's request.

3. A person acquiring or exceeding the share in all voting rights of the company to the extent of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, or 75
     %, or reduces their share in all voting rights below these limits is required to communicate this fact to the company and the Securities Commission. If such shares in the voting rights are acquired or disposed of by persons acting in accord, their shares in the voting rights shall be added up in order to meet the reporting duty. The same applies to a person whose share in the voting rights of the company is equal to at least 5% when the shares of the company are admitted for the first time to trading on the official market of a stock exchange in other Member State of the EU. The detailed procedure and consequences of a failure to notify are stipulated by law.

4. Each shareholder shall without undue delay notify all changes, if any, in its data entered in the statutory register of book-entry securities. Under no circumstances shall the company be liable for any consequences of any shareholder's omission to fulfill such duty.

                            III. CORPORATE GOVERNANCE

                                   ARTICLE 11
                          STRUCTURE OF COMPANY'S BODIES

1.   The company shall have the following bodies:

     a)   general meeting,

     b)   board of directors,

     c)   supervisory board.

                               IV. GENERAL MEETING

                                   ARTICLE 12
         STATUS OF THE GENERAL MEETING AND INTERVALS OF ITS CONVOCATION

1.   The general meeting shall be the company's supreme body.

2. The ordinary general meeting shall be convened at least once a year, always within six months following the last day of the accounting period.

3. Other general meetings convened by the board of directors or the supervisory board or shareholders specified in Article 9 (7) shall be deemed to be extraordinary general meetings.

                                   ARTICLE 13
                          POWERS OF THE GENERAL MEETING

1.   The exclusive powers of the general meeting shall include the following:

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     a)   decisions on amendments to these Articles of Association, unless such change results from the increase in the registered capital by the board of directors authorized to do so by the relevant decision of the general meeting, or unless such change occurred in consequence of other legal facts,

     b) decisions on increases in the registered capital or on the board of directors' authorization to increase the registered capital or on the possibility to set-off a monetary claim against the company against a receivable arising from failure to pay the issue price of any shares or decisions on the issue of share warrants (poukazky na akcie), or decisions on concurrent reduction of and increase in the registered capital or on authorization of the board of directors to publish in a manner stipulated by law and by these Articles of Association an amount of reduction of the registered capital and the new par value of the existing shares of the company corresponding thereto.

     c) decisions on reduction of the registered capital and decisions on issue of convertible and priority bonds,

     d) election and removal of members of the supervisory board, except for members elected and removed by employees pursuant to the law and these Articles of Association, and approval of agreements on incumbency of members of the supervisory board and rules for the voluntary provision of emoluments to members of the company's supervisory board,

     e) approvals of the ordinary or extraordinary financial statements and consolidated financial statements and, in cases stipulated by law, of interim financial statements, decisions on distribution of profits of coverage of losses, determination of royalties and dividends and contributions from profit to individual funds,

     f) decisions on remuneration for directors and members of the supervisory board, and decisions on the distribution and rules of distribution of royalties among individual members of the supervisory board and board of directors,

     g) decisions on registration of participating securities pursuant to a separate legal regulation, decisions on deletion of such registrations,

     h) decisions on company's winding up with liquidation, appointment and removal of a liquidator, including the determination of the amount of such liquidator's remuneration, and approvals of proposed structure of liquidation quota distribution,

     i) decisions on mergers, transfers of assets to a single shareholder, or split up the company and/or change of its corporate form,

     j) approval of disposal with the company's business or any part thereof, or other disposals of the company's assets or any part thereof, where the same is akin to a merger or divestiture, and approval of pledging of the business or any part thereof,

     k) approvals of acts taken on behalf of the company prior to its incorporation,

     l) approvals of controlling agreements, agreements on profit transfers, and agreements on silent partnership, as well as approvals of amendments thereto,

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     m)   decisions on company's capital expenditure plans in each individual event exceeding one third of the company's shareholders equity shown in the most recent annual consolidated financial statements, and decisions on granting consent to the board of directors for disposal of company's assets in the event that the book value of such assets in each such case in the relevant calendar year exceeds one third of the company's shareholders equity shown in the most recent annual consolidated financial statements,

     n) decisions on funds available to the company for sponsoring activities within a stipulated period,

     o) decisions on change in form or type of shares and on changes in rights related to specific share types,

     p) exclusions or restrictions of priority rights to acquisitions of convertible and priority bonds or to subscription of new shares,

     q)   decisions on share consolidation,

     r) decisions on conduct of due diligence (legal, economic, technical, or, as the case may be, environmental audits) and provision of information related thereto,

     s) decisions on the concept of the company's business and changes therein,

     t)   resolution of disputes between company's bodies,

     u) discussions on board of directors' annual report on company's business and its assets,

     v) decisions on other matters covered by the powers of the general meeting by law or pursuant to these Articles of Association.

                                   ARTICLE 14
                       CONVOCATION OF THE GENERAL MEETINGS

1. The general meeting shall be convened by the board of directors, or, as the case may be, any member thereof in the event the board of directors has failed to decide on such convocation of a general meeting without undue delay and the law sets forth the obligation to convene such general meeting, or provided that the board of directors fails to constitute a quorum for an extended period of time.

2. If the company's interests so require, the general meeting shall be convened by the supervisory board and the same shall propose all necessary measures to be taken. A case when the board of directors or any director fails to satisfy its obligation to convene the general meeting shall also be deemed such event of interest of the company.

3. Under the terms and conditions set forth by law, the court may empower shareholders specified in Article 9 (7) to convene an extraordinary general meeting.

4. A body convening the general meeting shall be obligated to have a notice of such general meeting published no later than 30 days prior to the meeting in the Hospodarske noviny daily. This period of time shall be reduced to 15 days in the

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     case of convocation of a substitute general meeting or an extraordinary general meeting upon request of shareholders specified in Article 9 (7).

5.   Each notice of general meeting shall contain the following:

     a)   company's business name and registered office,

     b)   place, date, and time of general meeting,

     c) information whether an ordinary, extraordinary, or substitute general meeting is being convened,

     d)   agenda of the general meeting,

     e)   record date for attendance of the general meeting,

     f) conditions for the exercise of shareholders' rights at the general meeting,

     g) if the agenda of the meeting includes approval of the financial statements, then the notice shall also contain the principal information contained in such financial statements, and shall specify where and when such financial statement shall be available to company's shareholders for review,

     h) should the agenda of the general meeting include amendments to the company's Articles of Association, then the notice on the general meeting shall also at least characterize the substance of the proposed amendments, and the proposed amendments to the Articles of Association shall be made available to the shareholders in the company's offices during the period set forth for convocation of the general meeting. Each shareholder may request sending of a copy of such proposed amended Articles of Association at its own expense and risk. Shareholders shall be notified of such right in the relevant notice of the general meeting,

     i) other requisites set forth by law (e.g., in the event of decrease of and increase in the registered capital, in the event of company transformation) or by a decision of the body convening the general meeting.

6. Any general meeting may be canceled or postponed. Such cancellation or postponement must be notified in the same manner as the convocation of the general meeting no later than the time specified for commencement of the general meeting. Unless such notice is issued at least one week prior to the date of the general meeting, the shareholders arriving according to the original notice of the general meeting shall be entitled to reimbursement of reasonably expended costs. An extraordinary general meeting convened upon request of shareholders specified in Article 9 (7) may only be canceled or postponed if such shareholders so require.

7. The agenda of the general meeting may only be extended prior to the general meeting and after the publishing of a notice of the general meeting upon request of shareholders specified in Article 9 (7) and, in the event of extending of the agenda of the general meeting, may be published in the manner set forth for convocation of general meetings at least 10 days prior to such general meeting.

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                                   ARTICLE 15
             GENERAL MEETING'S QUORUM AND SUBSTITUTE GENERAL MEETING

1. The general meeting shall constitute a quorum in the event the attending shareholders own shares the nominal value of which exceeds 30% of the company's registered capital.

2. In assessing the qualifications of the general meeting to make decisions, shares and interim certificates shall not be taken into account, which do not authorize their holders to exercise voting rights pursuant to the law or these Articles of Association.

3. Unless the general meeting constitutes a quorum within one hour after the time of commencement published in the notice of the general meeting, the board of directors shall convene a substitute general meeting to take place within six weeks following the date of the original general meeting.

4. Such substitute general meeting shall have the same agenda and shall be deemed to constitute a quorum regardless of the provisions of Section 1 above.

                                   ARTICLE 16
                       ATTENDANCE OF THE GENERAL MEETINGS

1. The right to attend a general meeting shall be vested in each person recorded as a shareholder or administrator in the statutory securities register, in the Securities Center, as of the record date. The record date shall be the sixth calendar day prior to the date of the general meeting. The general meeting shall also be attended by directors and members of the supervisory board. The general meeting may also be attended by persons whose views on the individual items of the agenda of the general meeting may be useful, such as the company's auditors or advisors and persons ensuring a due course of the general meeting. Other persons may only attend general meetings with the consent of the board of directors.

                                   ARTICLE 17
       TRANSACTION OF BUSINESS AND DECISION-MAKING OF THE GENERAL MEETING

1. The general meeting shall elect its chairman, minutes clerk, two minutes verifying clerks, and scrutineers.

2. The general meeting shall be presided by its chairman; until the election of such chairman of the general meeting, the general meeting shall be presided by a chosen member of the body convening such general meeting. Should the general meeting be convened based on a court decision upon request of shareholders specified in Article 9 (7), the court may also appoint the chairman of the general meeting without any proposal.

3. The chairman of the general meeting shall be obligated to provide for submission at the general meeting of all proposals, counterproposals, and requests for explanation by shareholders, provided that the same relate to the agenda of the meeting and the relevant shareholder insists on the submission thereof at the general meeting. The chairman of the general meeting shall also be obligated to provide for response at the general meeting to shareholders' requests for explanation of matters related to the company being the subject of the general meeting.

4. The general meeting shall decide by a simple majority of votes of attending shareholders, unless provided otherwise by law or company's Articles of Association.

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     One vote shall be attached to each company's share having a nominal value of CZK 100.

5. The general meeting shall decide by at least a two-thirds majority of votes of attending shareholders on the following:

     a) amendments to these Articles of Association, unless such amendments result from an increase in the company's registered capital by the board of directors or unless they result from other legal facts,

     b) an increase in or decrease of the registered capital or authorization of the board of directors to increase the registered capital or the possibility to set-off a monetary claim against the company against a receivable arising from failure to pay the issue price, or decisions on the issue of share warrants or decisions on the parallel reduction of and increase in the registered capital or on the authorization of the board of directors to publish in a manner stipulated by law and by these Articles of Association an amount of reduction of the registered capital and the new par value of the existing shares of the company corresponding thereto.

     c) a decrease of the registered capital and issue of convertible and priority bonds,

     d) the company's winding up with liquidation and proposal for distribution of the company's liquidation quota.

6. The general meeting shall decide by at a least three-fourths majority of attending shareholders on the following:

     a) exclusion or restriction of the priority right for acquisition of convertible and priority bonds,

     b) exclusion or restriction of the priority right for subscription of new shares pursuant to the provisions of Section 204a of the Commercial Code,

     c)   approval of a controlling agreement and amendments thereto,

     d) approval of an agreement on profit transfer and amendments to the same,

     e)   increase in the registered capital through in-kind contributions.

7. Decisions of the general meeting on the change in a type or form of shares, on changes in rights related to certain types of shares, and on cancellation of registration of shares shall be subject to the consent of at least three-fourths of votes of attending shareholders holding such shares.

8. Decisions of the general meeting on consolidation of shares shall also be subject to the consent of all shareholders whose shares are to be so consolidated.

9. In cases not specified in Article 17 (4) through (8), the general meeting shall decide by a majority stipulated by law.

10. In assessing the qualifications of the general meeting to make decisions and in voting at the general meeting, shares or interim certificates without voting rights shall not be taken into account.

11.  A shareholder may not exercise a voting right:

     a) attached to an interim certificate if the shareholder is in default with the payment of the issue price of unpaid shares or a part thereof,

     b)   if the general meeting is deciding on its in-kind contribution,

     c) if the general meeting is deciding on whether an agreement beyond ordinary course of business should be entered into with such shareholder or a person acting in concert with the same, unless such agreement refers to company transformation, transfer of profits, or is a controlling agreement, agreement on sale of company or a part thereof, or an agreement on the lease of the company or a part thereof, or if the general meeting is deciding on whether an advantage should be provided to such shareholder or a person acting in concert with the same or whether they shall be absolved from the satisfaction of an obligation or whether such shareholder should be recalled from the position of a member of a company's body as a result of a breach of its obligation in such office,

     d) if such shareholder had breached the obligation to make a mandatory tender offer upon its acquisition of control over the target company,

     e)   if such shareholder had breached its notification duty,

     f)   in other cases set forth by law.

12. Matters not included in the published agenda of the general meeting may only be decided in the presence and with the participation of all company's shareholders.

13. Minutes shall be drawn up of the general meeting in the form set forth by law.

14.  A notarial deed shall be drawn up on all decisions specified in Article 13
     (1) (a), (b), and (c), and also in all cases of decisions on the following:

     a) company's winding up with liquidation and plan for distribution of the liquidation quota,

     b)   change in the type or form of shares,

     c)   change in rights attached to certain share types,

     d)   restriction of transferability of registered shares,

     e)   cancellation of registration of shares,

     f) exclusion or restriction of the priority right for acquisition of convertible and priority bonds,

     g) exclusion or restriction of a priority right for subscription of new shares,

     h)   approval of a controlling agreement,

     i) approval of an agreement on transfer of profits and amendments thereto,

     j)   increase in the registered capital through in-kind contributions,

     k)   consolidation of shares,

     l)   other cases specified by law.

15. Minutes of the general meeting and the notice of the general meeting and the list of attending shareholders, including all submitted powers of attorney, shall be kept in the company's archives during the entire term of company's existence.

                                   ARTICLE 18
                      GENERAL MEETING'S RULES OF PROCEDURE

1. Shareholders may exercise their rights attached to their shares, share warrants, or interim certificates at the general meeting, i.e., they shall be authorized in particular to vote, to request and receive explanations of matters related to the company being the subject of the general meeting's agenda, and to submit proposals and counterproposals, whether in person, through their statutory body, through their proxies submitting a written power of attorney with an officially certified signature of the principal, or through an administrator recorded in the Securities Center's register.

2. All attending shareholders shall be entered in the attendance list specifying also the business name or registered office of the legal entity or the name and place of residence of an individual person being the shareholder, or, as the case may be, a proxy of the same, the number and nominal value of shares authorizing such person to vote, or, as the case may be, the information that such share does not authorize its holder to vote. Should the company reject to record a person in the attendance list, such fact shall be stated in such attendance list, including the reason for such rejection. The correctness of the attendance list shall be confirmed by the signatures of the chairman of the general meeting and the minutes clerk, both elected pursuant to these Articles of Association.

3. Attendance of the general meeting shall also be registered in attendance sheets. Each such attendance sheet shall contain the name or business name of the shareholder (all legal entities' proxies shall specify their identification number), for foreign individual persons also the passport number, and the signature of the shareholder or its proxy. Should a shareholder be represented, such attendance sheet shall contain information on its representative to the extent specified for the shareholder.

4. Shareholding individual persons shall prove their identity by submission of an identity card. Persons acting on behalf of legal entities shall prove their identity, in addition to submission of their identity cards, also by submission of a document certifying the existence of the relevant legal entity and such persons' authorization to act on behalf of such legal entity. Shareholders' proxies shall also submit their powers of attorney with an officially certified signature of the principal.

5. Should a shareholder be a foreign individual person, they shall submit their passport. A foreign shareholder's - individual person's proxy shall submit an officially certified power of attorney. Should a shareholder be a foreign legal entity, it shall also submit a certified document proving the existence of the legal entity, and unless it is also its statutory body, it shall also submit an officially certified power of attorney.

6. Documents by virtue of which a foreign shareholder or its proxy prove their identity shall be superlegalized or shall have an apostille (certification) attached, unless an agreement on legal assistance exists between the Czech Republic and the country where the shareholder has permanent residence or registered office.

7. Requests for explanation of matters related to the company, provided that such explanations are required for assessment of the subject of the general meeting, proposals and counterproposals, except for counterproposals to be delivered at least five days prior to the date of the company's general meeting, may be submitted by the shareholders for the sake of improvement of expediency of the general meeting in writing to the chairman of the general meeting through the general meeting's information center upon the commencement of the relevant general meeting until the declaration by the chairman of the general meeting of the conclusion of such general meeting. The provisions of Section 8 below shall remain unaffected thereby. The heading shall show whether a request for explanation, a proposal, or a counterproposal is concerned. Requests for explanation, proposals, and counterproposals shall also specify under the text the name, birth number (or passport number for a foreign individual person), and signature of a shareholder - individual person, or the business name and identification number of a shareholder-legal entity registered in the Czech Republic, as well as the signature of the person authorized to act on behalf of such legal entity. Such written filing submitted through the information center shall be enclosed with a clause proving the registration of the shareholder's attendance at the general meeting. Without such information, no filing may be submitted to the general meeting.

8. Should shareholders require verbal explanations of matters the explanation of which is required for the assessment of the subject of the general meeting, or should they verbally ask questions and submit proposals and counterproposals, they shall be obligated to ask for the floor by raising their hand. As soon as the course of the general meeting permits so, the chairman of the general meeting shall give them the floor in the sequence they had asked for the same. All shareholders shall be obligated to formulate their verbal statement so as to make it brief and understandable.

9. The chairman of the general meeting shall be obligated to provide for provision of explanations required by the shareholders through submissions made pursuant to the provisions of these rules during the general meeting, unless in the specific case such explanation may be withheld pursuant to the provisions of the Commercial Code.

10. Voting on the items of the agenda of the general meeting shall be taken after the general meeting has been informed of all submitted proposals; firstly, the board of directors' proposals shall be voted on; secondly, supervisory board's proposals shall be voted on; thirdly, proposals and counterproposals submitted by shareholders shall be voted on in the order of their submission. Once a submitted proposal is approved, no other proposals contravening the approved proposal shall be voted on.

11. Each ballot paper shall contain the name or business name of the shareholder (identification number for legal entities' proxies) and its signature or the signature of its proxy. In the ballot, each shareholder shall make its choice for a specific proposal number to which the voting refers by crossing "FOR", or "AGAINST", or "ABSTAINED".

12. Ballots and the attendance sheets must be signed. Unsigned attendance sheets and ballots shall be invalid. Torn, scribbled on or otherwise corrupted ballots and sheets as well as sheets and papers containing illegible information shall be deemed invalid as well. Should a mistake occur when filling in the ballot papers by crossing the incorrect value, a scrutineer must be asked for assistance. Such scrutineer shall transform the cross to an asterisk and by a legible signature placed under the shareholder's (proxy's) signature, it shall confirm such adjustment. Should an attendance sheet or ballot be lost, attendance takers or a scrutineer shall be asked to issue a duplicate. A record on such issue of a duplicate shall be made.

13. After voting, scrutineers shall collect the ballots of all shareholders and shall forthwith commence to count the votes. As soon as it is determined that a number of votes required for a decision on the proposed matter has been achieved, the chairman of the general meeting shall be notified by the scrutineers of such preliminary result of voting.

     Counting of the remaining votes of shareholders shall continue and the final results shall be included in the minutes of the general meeting.

     Unless the number of votes required for approval of a submitted proposal is achieved, the chairman of the general meeting shall present to the shareholders a new proposal that may be voted on using the ancillary ballot.

     An ancillary ballot shall contain all information specified in Section 11 above. Counting shall continue until the decisive result is achieved.

     Shareholders shall place their ballots into the ballot box after each round of voting.

                              V. BOARD OF DIRECTORS

                                   ARTICLE 19
                   STATUS AND POWERS OF THE BOARD OF DIRECTORS

1. The board of directors shall be the statutory body managing the company's activities, acting on behalf of the company, and binding the company in the manner set forth herein. No proxy may be appointed to represent a director in its office.

2. The board of directors shall decide on all company matters, unless such matters are reserved for the powers of the general meeting or the supervisory board by law or these Articles of Association.

3. The board of directors shall observe the principles and instructions approved by the general meeting, provided that they are in accordance with legal regulations and these Articles of Association.

4. No one shall be authorized to instruct the board of directors in the matters related to the company's business management, unless provided so by law.

5. The board of directors shall convene a general meeting without undue delay after finding out that the total loss of the company pursuant to any financial statements has achieved such amount that even through coverage thereof using the available resources of the company, the unpaid loss would reach one half of the company's registered capital, provided that it may be presumed with a view to all circumstances or provided that it finds out that the company has become insolvent; thereafter, it shall propose winding up of the company or another measure to the general meeting, unless provided otherwise by the act on bankruptcy and composition.

6. The board of directors shall be obligated to file with the relevant court without undue delay a petition for declaration of bankruptcy in respect of the company's assets or a request for approval of composition, provided that all terms and conditions stipulated by a separate legal regulation have been satisfied in accordance with the decision of the general meeting convened pursuant to the provisions of
     Article 19 (5) hereof.

7.   The board of directors shall in particular:

     a) provide for business management of the company, including the due keeping of the relevant books,

     b) convene the general meeting and provide for the organization of the same,

     c)   submit the following to the general meeting:

          c.1. draft concept of company's business and proposed amendments thereto,

          c.2. draft amendments to these Articles of Association,

          c.3. proposals for increase in or decrease of the registered capital as well as proposals for issue of priority and convertible bonds pursuant to the provisions of Article 8 hereof,

          c.4. ordinary, extraordinary, and consolidated, or, as the case may be, interim financial statements,

          c.5. proposal for distribution of profits, including the determination of the amount, method of payment, and maturity of dividends, amount of royalties and contributions to funds, or proposals for coverage of company's losses,

          c.6. annual reports on company's business and on its assets,

          c.7. a proposal for winding up of the company,

     d)   enforce the resolutions of the general meeting,

     e)   grant and recall the right of procuration (prokura),

     f) approve and amend the Signing Rules of CEZ, a. s., and - with the approval of the relevant trade union body - the Working Regulations of CEZ, a. s.,

     g) approve the Electoral Regulations of CEZ, a.s., referring to the election of members of the supervisory board elected by company's employees, in cooperation with the labor union or employees' council, if any, or in cooperation with the employees in the absence of unions or council, and organize such elections;

     h) appoint and recall managers of the company pursuant to the provisions of Section 27 of the Labor Code,

     i)   sign incumbency agreements for members of company's bodies.

8.   The board of directors shall decide in particular on the following:

     a) disbursement of funds from the reserve fund, unless provided otherwise by law,

     b) increase in the company's registered capital pursuant to the provisions of Section 210 of the Commercial Code and pursuant to the provisions of Article 34, and issue of company's bearer shares in this connection,

     c)   price proposals submitted to the regulatory body,

     d) draft power purchase agreements, provided that this arises from the Signing Rules of CEZ, a. s.,

     e) capital expenditure projects and performance thereof, provided that this arises from the Signing Rules of CEZ, a. s.,

     f) approval of long-term loans or borrowings for a period exceeding 1 year and of other similar long-term financial operations of the company, except for security operations, provided that this arises from the Signing Rules of CEZ, a. s.,

     g) content of the annual report pursuant to the provisions of the accounting act and of the semi-annual and annual reports pursuant to the provisions of the securities act,

     h) distribution of remuneration stipulated by the general meeting between the board of directors and the supervisory board, unless done so by the general meeting,

     i) distribution of remuneration stipulated by the general meeting among the individual directors, unless done so by the general meeting,

     j) conclusion of agreements on foundation of a business company or an association of legal entities or on acquisition of a business interest in another legal entity as well as on winding up of a business company or association of legal entities or sale of a business interest in another legal entity,

     k) disposal of real estate without the provisions of Article 13 (1) (m) being affected or lease of real estate for a definite period of time, provided that term of lease exceeding three years is concerned.

9. The board of directors shall be obligated to obtain prior consent of the supervisory board before it implements any decision pertaining to the following:

     a) acquisitions, disposals, encumbrance and leases of movables and immovables (except for stock and securities for liquidity management), which shall be or already are part of the company's business assets, if their book value exceeds CZK 500,000,000 (to wit: five hundred million Czech crowns),

     b) the company's capital expenditure projects, the value of which exceeds CZK 500,000,000 (to wit: five hundred million Czech crowns),

     c) acquisition, disposal or encumbrance of the company's stake in another person where the equity stake in such person exceeds, or shall exceed due to such action, 33% of such person's registered capital, and acquisition, disposal or encumbrance of the company's stake in another person where the equity stake in such person exceeds, or shall exceed due to such action, in each individual case CZK 500,000,000 (to wit: five hundred million Czech crowns), the foregoing to include companies domiciled outside the territory of the Czech Republic,

     d)   transfer and encumbrance of the company's own shares,

     e) composition of supervisory boards of companies wherein the company holds a stake in such company's registered capital in each individual case exceeding CZK 500,000,000 (to wit: five hundred million Czech crowns). The supervisory board may reserve by resolution the right of prior consent even with regard to companies wherein the stake in such company's registered capital does not exceed CZK 500,000,000 (to wit: five hundred million Czech crowns),

     f) selection of the auditor for the annual financial statements, extraordinary and consolidated financial statement, and the draft agreement with such auditor,

     g) disposal of real estate whose market or appraised price exceeds CZK 100,000,000 (to wit: one hundred million Czech crowns) in each individual case,

     h) provision of borrowings (loans) to third parties or acceptance of any guarantees of the company for third-party liabilities exceeding CZK 200,000,000 (to wit: two hundred million Czech crowns) in each individual case, with a controlled person not being deemed to be a third party,

     i) acceptance of a long-term loan from third parties for a period exceeding 1 year, or of other similar financial operation, save for security operations, in excess of CZK 500,000,000 (to wit: five hundred million Czech crowns), with a controlled person not being considered to be a third party,

     j) bond issue, except for a bond issue subject to approval by the general meeting to third persons, within the meaning of Section 160 of the Commercial Code,

     k)   provision of options to the company shares,

     l)   other cases stipulated by law.

10. The board of directors shall be obligated to submit for review to and obtain the opinion of the supervisory board on the following matters:

     a)   approvals of or amendments to the Organizational Rules of CEZ, a. s.,

     b) approval of rules for creation and application of the social fund and other company's funds in accordance with the law and these Articles of Association,

     c) appointment and method of remuneration of the general manager and other managers employed by the company,

     d)   proposals of annual investment and operational budgets,

     e) proposals for substantial changes in the organization structure of the company,

     f) draft business plan of the company as part of the concept of business approved by the company's general meeting,

     g) promotion of design of the concept of business and financial plans of controlled persons with registered capital in excess of CZK 500,000,000 (to wit: five hundred million Czech crowns) (in accordance with legal regulations and the constitutive documents of persons controlled by the company),

     h) any and all proposals submitted by the board of directors to the general meeting for decision or for information purposes. Where the board of directors is obligated to submit a particular proposal to the general meeting by law, it shall be sufficient to advise the supervisory board of such fact.

11. The board of directors shall be obliged to advise the supervisory board in particular of the following:

     a) approvals of the Working Regulations of CEZ, a.s., and the Signing Rules of CEZ, a. s.,

     b) approval of the Electoral Regulations of CEZ, a. s., dealing with the election of members of the supervisory board elected by the employees,

     c)   disbursement of funds from the reserve fund,

     d)   increase in the registered capital pursuant to the provisions of
          Article 35,

     e) long-term agreements for the purchase and sale of electricity concluded for a period exceeding 3 years or if their value in each individual case exceeds CZK 1,000,000,000 (to wit: one billion Czech crowns), and agreements on the provision of supporting services under the Power Act, and agreements on the purchase and sale of greenhouse gas emission permits, if their value in each individual case exceeds CZK 1,000,000,000 (to wit: one billion Czech crowns),

     f)   principles for collective bargaining and the company's wage policy,

     g) supporting documentation for materials submitted to the Government of the Czech Republic,

     h) the intention of the company to establish a business company or an interest association of legal entities or to acquire a business interest in another legal entity as well as the intention to wind up a business company or an association of legal entities or to sell a company's business interest in another legal entity, if the value of existing or envisaged interest in each particular case exceeds CZK 500,000,000 (to wit: five hundred million Czech crowns) or the equivalent of 33% share in the registered capital (in case of business companies),

     i)   capital expenditure projects and their implementation,

     j)   developments in the status of receivables and payables past due,

     k)   monthly developments in the company's economic operations,

     l) the course and outcome of meetings of the company's board of directors.

12. Always on or before May 15 of each calendar year, the board of directors shall submit to the supervisory board for review the proposed ordinary financial statements and proposals for distribution of profits, and a report of the board of directors required by Section 66a(9) of the Commercial Code, method of distribution and maturity of dividends, amounts of royalties, and proposals for coverage of the company's losses, if any.

                                   ARTICLE 20
                  NUMBER OF DIRECTORS AND THEIR TERMS OF OFFICE

1. The board of directors shall have 5 members. Only an individual person of at least 18 years of age, fully qualified to take legal acts, with integrity within the meaning of Act No. 455/1991 Co., on Trade Licenses (the Trade Licensing Act), as amended, in respect of whom no fact exists that would constitute an obstruction to his/her business authorization or incumbency pursuant to the provisions of the Commercial Code, may become a director.

2. The members of the board of directors shall be elected and removed by the supervisory board. Each director may be elected repeatedly.

3. The board of directors shall elect the board of directors' chairman and two vice-chairmen from among its members.

4.   The term of office of each director shall be four years.

5. Should a director die, resign, be removed, or their term of office be otherwise terminated, the supervisory board shall elect a new director within three months.

6. A director may resign from its office at any time by virtue of a written statement delivered to the board of directors or supervisory board. Each such resignation shall be discussed by the supervisory board. The office of such director shall be terminated as of the date on which the supervisory board discussed or was to discuss such notice of resignation. The supervisory board shall be obligated to discuss such resignation at its subsequent meeting held after the delivery of such notice. Should a director submit its resignation from the office at a meeting of the supervisory board, its incumbency shall be terminated upon the expiration of two months after such notice, unless the supervisory board approves another date for termination of the office of such director upon such director's request.

7. The office of a director shall be terminated upon the election of a new director, but no later than after three months following the termination of such director's term of office, except pursuant to the provisions of Sections 5 and 6 of this article.

                                   ARTICLE 21
                             DIRECTORS' OBLIGATIONS

1. All directors shall be obligated to exercise their powers and satisfy their obligations with the due care of a proper manager and shall keep confidential all confidential information and facts the disclosure of which to third parties might result in any loss to the company. The obligation of confidentiality shall survive the term of each director's office.

2. Members of the board of directors shall be liable for damage caused to the company by performing the instructions of the general meeting only in the event such instruction is in conflict with the law.

3. Members of the board of directors who caused damages through a breach of legal obligations while exercising the powers of the board of directors shall be jointly and severally liable for the resultant damage.

4. All directors shall be obligated to observe the non-competition provision set forth by law.

                                   ARTICLE 22
                BOARD OF DIRECTORS' MEETINGS AND DECISION-MAKING

1. The board of directors shall decide by a simple majority of the votes of all its members, unless provided otherwise by these Articles of Association. The board of directors shall constitute a quorum when more than one half of its members are present. Each director shall have one vote.

2. The procedure of the board of directors shall be governed by the board of directors' rules of procedure adopted by the board of directors. The board of directors' rules of procedure shall be adopted or amended by a two-thirds majority of votes of all directors.

3. The meetings of the board of directors shall be convened by the board of directors' chairman by virtue of a notice specifying the place, date, and time of such meeting as well as its agenda. Time limits for delivery of such notices and other details shall be set forth by the board of directors' rules of procedure.

4. The chairman of the board of directors shall be obligated to convene a meeting of the board of directors in the event at least two directors or the chairman of the supervisory board based on the decision of the supervisory board require so. Such request shall be made in writing and shall specify the urgent reason for the convocation of such board of directors' meeting. The time limit for convocation of such extraordinary meeting, measures against inactivity, and other details shall be regulated by the board of directors' rules of procedure.

5. The meetings of the board of directors shall be presided by the board of directors' chairman. In the event of the chairman's absence, all such meetings shall be presided by the vice-chairman.

6. Minutes shall be taken of the course of a board of directors' meeting and on all adopted resolutions; such minutes shall be signed by the chairman of the board of directors, another director (always the vice-chairman of the board of directors if such vice-chairman presided the meeting of the board of directors), and the minutes clerk. The minutes of the board of directors' meeting shall specify the names of directors voting against each individual resolution of the board of directors or abstaining from voting. Unless provided otherwise, it shall apply that members of the board of directors not specified voted for the adoption of such resolution.

7. In election and voting on recall of a chairman or vice-chairman of the board of directors, the person concerned shall not vote.

8. In urgent matters permitting no delay, the chairman or the vice-chairman in the chairman's absence may submit a per rollam resolution by virtue of a written query or through a query made through communication technology towards all directors, and provided that all directors consent. Such resolution shall be deemed adopted in the event at least two thirds of all directors have voted and a simple majority of all directors have voted for its adoption. A decision made outside a meeting shall be recorded in the minutes from the subsequent meeting of the board of directors. The board of directors may at its own discretion invite to its meetings also members of other company's bodies, company's employees, or other persons.

9.   The board of directors shall hold its meetings at least once a month.

                                   ARTICLE 23
         BOARD OF DIRECTORS' WORKING COMMISSIONS, TEAMS, AND COMMITTEES

1. The board of directors shall establish for its activities working commissions, teams, and committees.

                              VI. SUPERVISORY BOARD

                                   ARTICLE 24
                   STATUS AND POWERS OF THE SUPERVISORY BOARD

1. The supervisory board is a control body of the company. It shall supervise the exercise of powers and satisfaction of obligations of the board of directors and conduct of the company's business. No proxy may be appointed to represent a member of the supervisory board in its office.

2. The members of the supervisory board shall be authorized to review all documents and records related to company's business and to inspect whether accounting entries are kept correctly and whether the company's business is conducted pursuant to the provisions of the law, these Articles of Association, and the instructions of the general meeting. The supervisory board shall inform the general meeting of the results of its supervisory activities.

3. The supervisory board shall convene a general meeting in the event it is necessary in the company's best interest; at such general meeting, it shall propose all necessary measures.

4. The supervisory board shall appoint a member thereof to represent the company in proceedings before courts and other authorities against a member of the board of directors.

5.   The supervisory board shall further:

     a) supervise the observance of generally binding legal rules and regulations, these Articles of Association, and resolutions of the general meeting,

     b) supervise the exercise of ownership rights by the board of directors in legal entities wherein the company holds stakes,

     c) review the ordinary, extraordinary, consolidated, or, as the case may be, interim financial statements, proposals for distribution of profits, including the determination of the amount and method of dividend and royalty distributions, or proposals for coverage of losses, report of the board of directors pursuant to the provision of
          Section 66a (9) of the Commercial Code, and submit its opinions to the general meeting,

     d) discuss the quarterly economic results, semi-annual and annual reports pursuant to the provisions of the securities act, and the annual reports drawn up pursuant to the provisions of the accounting act,

     e) convene an extraordinary general meeting if necessary in the best interest of the company,

     f) submit to the general meeting and the board of directors its opinions, recommendations, and proposals,

     g) elect and recall members of the board of directors in the manner provided for in Article 27 of these Articles of Association,

     h) approve agreements on incumbency of directors in accordance with the provision of Section 194 (1) of the Commercial Code,

     i) approve rules for the voluntary provision of emoluments to members of the company's board of directors in accordance with the provision of
          Section 194 (1) of the Commercial Code.

6. The supervisory board shall grant its preliminary consent to the board of directors in the following matters:

     a) acquisitions, disposals, encumbrance and leases of immovables and movables (except for stock and securities for liquidity management), which shall be or already are part of the company's business assets, if their book value exceeds CZK 500,000,000 (to wit: five hundred million Czech crowns),

     b) the company's capital expenditure projects, the value of which exceeds CZK 500,000,000 (to wit: five hundred million Czech crowns),

     c) acquisition, disposal or encumbrance of the company's stake in another person where the equity stake in such person exceeds, or shall exceed due to such action, 33% of such person's registered capital, and acquisition, disposal or encumbrance of the company's stake in another person where the equity stake in such person exceeds, or shall exceed due to such action, in each individual case CZK 500,000,000 (to wit: five hundred million Czech crowns), the foregoing to include companies domiciled outside the territory of the Czech Republic,

     d)   transfer and encumbrance of the company's own shares,

     e) composition of supervisory boards of companies wherein the company holds a stake in such company's registered capital in each individual case exceeding CZK 500,000,000 (to wit: five hundred million Czech crowns). The supervisory board may reserve by resolution the right of prior consent even with regard to companies wherein the stake in such company's registered capital does not exceed CZK 500,000,000 (to wit: five hundred million Czech crowns),

     f) selection of the auditor for the annual financial statements, extraordinary and consolidated financial statements, and the draft agreement with such auditor,

     g) disposal of real estate whose market or appraised price exceeds CZK 100,000,000 (to wit: one hundred million Czech crowns) in each individual case,

     h) provision of borrowings (loans) to third parties, acceptance of any guarantees on behalf of the company for third-party obligations exceeding in each individual case CZK 200,000,000 (to wit: two hundred million Czech crowns), with a controlled person not deemed to be a third party,

     i) acceptance of a long-term borrowing (loan) from third parties for a period exceeding 1 year and other similar long-tem financial operation, save for security operations, in excess of CZK 500,000,000 (to wit: five hundred million Czech crowns), with a controlled person not being deemed to be a third party,

     j) bond issue, except for a bond issue subject to approval by the general meeting within the meaning of Section 160 of the Commercial Code,

     k)   provision of options to company's shares,

     l)   other cases stipulated by law.

7. The supervisory board shall discuss and provide its opinions to the board of directors on the following matters:

     a)   approvals of or amendments to the Organizational Rules of CEZ, a. s.,

     b) approval of rules for creation and application of the social fund and other company's funds in accordance with the law and these Articles of Association,

     c) appointment and method of remuneration of the general manager and directors employed by the company,

     d)   draft annual investment and operational budgets,

     e) proposals for substantial changes in the organization structure of the company,

     f) draft business plan of the company as part of the concept of business approved by the company's general meeting,

     g) promotion of design of the concept of business and financial plans of controlled persons with registered capital in excess of CZK 500,000,000 (to wit: five hundred million Czech crowns) (in accordance with legal regulations and the constitutive documents of persons controlled by the company),

     h) any and all proposals submitted by the board of directors to the general meeting for decision or for information purposes. Where the board of directors is obligated to submit a particular proposal to the general meeting by law, it shall be sufficient to advise the supervisory board of such fact.

8. The supervisory board shall be entitled to be advised by the board of directors in particular of the following:

     a) approvals of the Working Regulations of CEZ, a.s., and the Signing Rules of CEZ, a. s.,

     b) approval of the Electoral Regulations of CEZ, a. s., dealing with the election of members of the supervisory board elected by the employees,

     c)   disbursement of funds from the reserve fund,

     d)   increase in the registered capital pursuant to the provisions of
          Article 35,

     e) long-term agreements for the purchase and sale of electricity concluded for a period exceeding 3 years or if their value in each individual case exceeds CZK 1,000,000,000 (to wit: one billion Czech crowns), and agreements on the provision of supporting services under the Power Act, and agreements on the purchase and sale of greenhouse gas emission permits, if their value in each individual case exceeds CZK 1,000,000,000 (to wit: one billion Czech crowns),

     f)   principles for collective bargaining and the company's wage policy,

     g) supporting documentation for materials submitted to the government of the Czech Republic,

     h) the intention of the company to establish a business company or an interest association of legal entities or to acquire a business interest in another legal entity as well as the intention to wind up a business company or an association of legal entities or to sell a company's business interest in another legal entity, if the value of existing or envisaged interest in each particular case exceeds CZK 500,000,000 (to wit: five hundred million Czech crowns) or a 33% share in the registered capital (in case of business companies),

     i)   capital expenditure projects and their implementation,

     j)   developments in the status of receivables and payables past due,

     k)   monthly developments in the company's economic operations,

     l) the course and outcome of meetings of the company's board of directors.

9. The supervisory board shall review the report on relations between interconnected persons. It shall be obligated to advise the general meeting of such review, and to communicate its opinion to the general meeting.

10. The chairman or vice-chairman with another member of the supervisory board shall act on behalf of the supervisory board.

                                   ARTICLE 25
         NUMBER OF SUPERVISORY BOARD'S MEMBERS AND THEIR TERMS OF OFFICE

1. The supervisory board shall have twelve members. The members of the supervisory board may not become members of the board of directors or holders of procuration. Only an individual person of at least 18 years of age, with full legal capacity and integrity within the meaning of Act No. 455/1991 Co., on Trade Licensing (the Trade Licensing Act), as amended, in respect of whom nothing exists that would bar his/her business authorization, or his/her incumbency pursuant to the provisions of the Commercial Code, may become a member of the supervisory board.

2. Two-thirds of the members of the supervisory board shall be elected and removed by the general meeting, one-third of the members of the supervisory board shall be elected and removed by the company's employees. Each member of the supervisory board may be elected repeatedly.

3. Persons elected as members of the supervisory board by the company's employees must be employed by the company or represent the employees or be its member pursuant to the provisions of special legal rules and regulations.

4. The supervisory board shall elect its chairman and two vice-chairmen from among its members.

5. The term of office of each members of the supervisory board shall be four years.

6. Should a member of the supervisory board decease, resign, be recalled, or its term of office be otherwise terminated, the general meeting shall elect a new member of the supervisory board within three months, unless the supervisory board exercises its right set forth under Section 10 below.

7. A member of the supervisory board elected by the general meeting may resign from his office at any time by virtue of a written statement delivered to the supervisory board or the general meeting. Each such resignation shall be discussed by the supervisory board. The office of such member of the supervisory board shall be terminated as of the date on which the supervisory board discussed or was to discuss such notice of resignation. The supervisory board shall be obligated to discuss such resignation at its subsequent meeting held after the delivery of such notice. Should a member of the supervisory board submit his resignation from the office at a meeting of the supervisory board, his incumbency shall be terminated upon the expiration of two months after such notice, unless the supervisory board approves another date for termination of the office of such member upon such member's request.

8. A member of the supervisory board elected by the employees may also resign from his office by virtue of a written notice delivered to the supervisory board. The supervisory board shall be obligated to forthwith notify the board of directors of such resignation of its member elected by employees. The office of such resigning member of the supervisory board shall be terminated as of the date on which the supervisory board discussed such notice of resignation. The board of directors shall be obligated to organize an election of a new member elected by employees within one month following the delivery of the resignation notice of the resigning member to the supervisory board.

9. The office of a member of the supervisory board shall be terminated upon the election of a new member of the supervisory board, but no later than after three months following the termination of such member's term of office, save for pursuant to the provisions of Sections 6, 7, and 8 of this article.

10. Unless the number of members of the supervisory board elected by the general meeting drops under one half, the supervisory board may appoint substitute members to take office until the subsequent general meeting.

                                   ARTICLE 26
                   OBLIGATIONS OF SUPERVISORY BOARD'S MEMBERS

1. All members of the supervisory board shall be obligated to exercise their powers and satisfy their obligations with due diligence and shall keep confidential all confidential information and facts the disclosure of which to third parties might result in any loss to the company. The obligation of confidentiality shall survive the term of each member's office.

2. Members of the supervisory board who caused a breach of legal obligations while exercising the powers of the supervisory board shall be jointly and severally liable for the resultant damage.

3. All members of the supervisory board shall be obligated to observe the non-competition provision set forth by law.

4. All members of the supervisory board shall attend company's general meetings and shall be obligated to inform the general meeting of the results of the supervisory board's supervisory activities.

                                   ARTICLE 27
                SUPERVISORY BOARD'S MEETINGS AND DECISION-MAKING

1. The supervisory board shall decide by a majority of the votes of all its members, unless provided otherwise by these Articles of Association. The supervisory board shall constitute a quorum when a majority of its members are present. Each member of the supervisory board shall have one vote.

2. The procedure of the supervisory board shall be governed by the supervisory board's rules of procedure adopted by the supervisory board. The supervisory board's rules of procedure shall be adopted or amended by a simple majority of votes of all its members. As regards election of directors in respect of which there is an obstacle to discharge of office pursuant to the provisions of the Commercial Code, or ratification of election, the supervisory board shall decide by at least of two-thirds majority of all of its members.

3. The meetings of the supervisory board shall be convened by the supervisory board's chairman by virtue of a written notice specifying the place, date, and time of such meeting as well as its agenda. Time limits for delivery of such notices and other details shall be set forth by the supervisory board's rules of procedure.

4. The chairman of the supervisory board shall be obligated to convene a meeting of the supervisory board in the event a member of the supervisory board or the board of directors or shareholders specified in Article 9 (7) so require. Such request shall be made in writing and shall specify the urgent reason for the convocation of such meeting of the supervisory board. The time limit for convocation of such extraordinary meeting, measures against inactivity, and other details shall be regulated by the supervisory board's rules of procedure.

5. The meetings of the supervisory board shall be presided by the supervisory board's chairman. In the event of the chairman's absence, all such meetings shall be presided by a vice-chairman of the supervisory board. The sequence shall be determined by the supervisory board's rules of procedure.

6. Minutes shall be taken of the course of each supervisory board's meeting and on all adopted resolutions; such minutes shall be signed by the chairman of the supervisory board and by the minutes clerk. The minutes from the supervisory board's meeting shall also specify the opinions of a minority of members if so requested by the same, and the dissenting opinion of the members of the supervisory board elected by employees shall be recorded under all circumstances.

7. In election and voting on recall of a chairman or vice-chairman of the supervisory board, the person concerned shall not vote.

8. In urgent cases that cannot be delayed, a chairman of the supervisory board (or the vice-chairman in the absence of the chairman) may organize a per rollam decision through a written request or a request via communication technology, provided that all members of the supervisory board consent to such manner of voting. A resolution is adopted if the minimum of two thirds of all members take part in the voting and if the majority of all members votes in favor of such resolution. A resolution adopted outside a meeting must be contained in the minutes of the next meeting of the supervisory board.

9. The supervisory board may at its own discretion invite to its meetings also members of other company's bodies, company's employees, or other persons. As far as employees or the members of other company's bodies are concerned, those shall be obligated to attend.

10.  The supervisory board shall hold its meetings at least once a month.

                                   ARTICLE 28
                       COMMITTEES OF THE SUPERVISORY BOARD

1. The supervisory board shall be entitled to establish certain committees ("supervisory board committees"), in particular an audit committee. Only a member of the supervisory board may serve on a supervisory board committee.

2. Members of supervisory board committees shall be elected and removed by the supervisory board. The term of office of members of supervisory board committees shall be one year, unless the member in question ceases to be a member earlier; in such case, such member's term of office shall terminate as at such earlier date.

3. Each supervisory board committee shall elect from among their number a chairman and a vice-chairman who shall act on the chairman's behalf in his absence.

4. The supervisory board committees shall meet as required but at least once every quarter.

5. Meetings of a supervisory board committee shall be convened by the chairman, or in his absence, by the vice-chairman, or another authorized member of the supervisory board committee.

6. Each supervisory board committee shall form a quorum if all members have been duly invited to the meeting and simple majority of its members is present.

7. Resolutions of each supervisory board committee shall be adopted by a simple majority of all of its members.

8. Minutes shall be taken of the meetings of supervisory board committees; such minutes shall be signed by the chairman of the supervisory board committee, or by the vice-chairman or other authorized member of the committee. The minutes from the supervisory board's meeting shall also specify the opinions of a minority of members if so requested by the same. The minutes shall be kept on file for the duration of the company.

9. The method of conducting the meetings of the supervisory board's committees is detailed in the rules of procedure of each individual committee approved by the supervisory board.

      VII. JOINT PROVISIONS ON THE ACTIVITIES OF THE BOARD OF DIRECTORS AND
                             THE SUPERVISORY BOARD

                                   ARTICLE 29
                 CONDITIONS FOR INCUMBENCY IN COMPANY'S BODIES,
            REMUNERATION AND ROYALTIES FOR COMPANY'S BODIES' MEMBERS

1. Costs related to the organization of meetings and to other activities of the board of directors and the supervisory board shall be borne by the company.

2. Members of company's bodies shall be reimbursed by the company for costs reasonably expended thereby in connection with their incumbency and with their attendance at such bodies' meetings.

3. Members of company's bodies shall be entitled to remuneration for their incumbency based on the approval of the same by the general meeting, provided that the amount and method of payment of such remuneration shall be set forth in agreements entered into by and between the company and the members of its bodies.

4. Should a member of the board of directors also provide for the supreme executive management of the company, they shall conduct such activities as company's employee and shall be paid the salary therefor pursuant to the provisions of the managerial salary rules of the company.

5. In addition to the remuneration, members of the board of directors and of the supervisory board shall be entitled to royalties, the amount of which shall be decided by the general meeting in connection with its decision on profit distribution.

6. The company may, in accordance with legal regulations, provide to members of the board of directors and the supervisory board emoluments other than remuneration and royalties, such emoluments to be paid pursuant to the basic rules for the provision of voluntary emoluments to members of the supervisory board, approved pursuant to Article 13 (1)(d) of these Articles of Association by the general meeting, and the basic rules for the provision of voluntary emoluments to members of the board of directors, approved pursuant to Article 24 (5)(j) of these Articles of Association by the supervisory board.

            VIII. ACTING AND SIGNING FOR AND ON BEHALF OF THE COMPANY

                                   ARTICLE 30
               ACTING AND SIGNING FOR AND ON BEHALF OF THE COMPANY

1. The board of directors shall act and sign on behalf of the company, either through all its directors jointly or through two directors jointly. They shall sign by appending their signatures to the printed or typed business name of the company.

2. Persons authorized by virtue of a written power of attorney granted by the board of directors shall also act and sign on behalf of the company. They shall sign by appending their signatures to the printed or typed business name.

3. The company's employees shall also act and sign on behalf of the company to the extent arising from organizational and signing rules and regulations of the company.

     They shall sign by appending their signatures to the printed or typed business name of the company, and also by printing legibly their names, surnames and titles.

                       IX. COMPANY'S FINANCIAL MANAGEMENT

                                   ARTICLE 31
                 METHOD OF PROFIT DISTRIBUTION AND LOSS COVERAGE

1. The net profits shall be distributed in particular for the following purposes:

     a) 5% to the reserve fund of up to 20% of the company's registered capital,

     b)   to the company's funds,

     c)   for dividend payment,

     d) for royalty payments to members of the board of directors and of the supervisory board,

     e)   the remaining part of profits shall remain undistributed.

     The above-specified order of priority is not binding on the company, except as far as the contribution to the reserve fund is concerned. A part of the net profits may based on the approval by the general meeting also be applied for the increase in the registered capital. A part of the net profits may based on the approval of the general meeting also be applied for payment of shares pertaining to bonds pursuant to the provisions of the issuer's prospectus.

2. The company's own resources shall be applied to cover losses in the following sequence of priority:

     a)   undistributed profits from previous years,

     b)   other funds,

     c)   reserve fund,

     d)   registered capital.

3. The company shall not be authorized to distribute its profits or other of its own funds among its shareholders in the event its equity determined through n ordinary or extraordinary financial statements is lower than the company's registered capital or in the event distribution of profits would result in the equity being lower than the company's registered capital increased by the subscribed nominal value of shares, provided that company's shares are subscribed for such increase in the registered capital, and in the event the increased registered capital has not yet been entered in the Commercial Register as of the date of the ordinary or extraordinary financial statements. The provisions of Section 65a of the Commercial Code shall remain unaffected by the provisions of this section. The company shall not be authorized to distribute that part of the reserve fund or such reserve funds that it may not utilize for payments to shareholders pursuant to the provisions of the laws and these Articles of Association.

4. The amount determined for payment as a share in the company's profits shall not exceed the economic result of the relevant accounting period reported in the financial statements and reduced by the obligatory contribution to the reserve fund and by the deferred unpaid loss and increased by the undistributed profits from previous years and by created profit funds that the company may use at its own discretion.

5. The board of directors shall be obligated to announce a decision of the general meeting on the date of dividend maturity, place, and method of payment thereof, in the manner set forth by law and these Articles of Association for convocation of general meetings.

                                   ARTICLE 32
                         QUARTERLY RESULTS OF OPERATIONS

1. Besides the annual financial statement, the board of directors shall be obliged to provide for drawing up of quarterly results of operations, showing the basic information on the current proprietary and financial situation of the company, efficiency of its financial management in the previous calendar quarter, and on the amounts of profits generated or loss incurred during such period of time.

                                   ARTICLE 33
                          RESERVE FUND AND OTHER FUNDS

1.   The company shall create a reserve fund.

2. At the time of the company's foundation, a reserve fund of CZK 4,918,125,000 (to wit: four billion nine hundred eighteen million one hundred twenty-five thousand Czech crowns) was created. Such reserve fund shall be replenished with the annual contribution from profits totaling at least 5% of net profits each year, until its amount reaches the equivalent of 20% of the registered capital.

3. The company shall also be obligated to create a special reserve fund in cases set forth in Sections 161d and 161f of the Commercial Code. The procedure set forth under Section 161d (2) through to (4) of the Commercial Code shall be applied.

4.   The reserve fund may also be created as follows:

     a) by the general meeting's decision on increasing the registered capital together with the resolution on the increase in the registered capital through subscription of own stock as follows:

          - by an extra charge added to the issue price of new shares, or

          - by application of the difference (or part thereof) by which the value of the in-kind contribution exceeds the nominal value of shares to be issued to subscribers as consideration,

     b) by the general meeting's decision on further voluntary creation of a reserve fund from the profits, provided that the reserve fund may be so created up to the double of the company's registered capital,

     c) by the board of directors' decision on the transfer of funds from other company's funds, unless they are appropriated, provided that the reserve fund may be so created up to the double of the company's registered capital,

     d) by the general meeting's decision on the decrease of the registered capital for the purpose of transfer to the reserve fund for coverage of future losses under the terms and conditions set forth in Section 216a of the Commercial Code, provided that the amount transferred to the reserve fund shall not exceed 10% of the company's registered capital. Such reserve fund created may only be applied pursuant to the provisions of Section 216a of the Commercial Code.

5. The board of directors shall decide on the application of the reserve fund, unless the general meeting has such decisions reserved for itself.

6. The company shall create a social fund. The principles for the use thereof shall be stipulated by the board of directors. The general meeting shall decide on the establishment of other funds.

7. The company may also establish other funds. Should such funds be created or replenished using the profits, the contributions to such funds shall be approved by the general meeting. The board of directors shall decide on the manner of use of such funds according to the approved rules and regulations. Rules for the creation and use of such funds shall be approved by the board of directors based on the discussion of the same at a meeting of the supervisory board.

                         X. CHANGE IN REGISTERED CAPITAL

                                   ARTICLE 34
                         INCREASE IN REGISTERED CAPITAL

1. The general meeting shall decide on any increase in or decrease of the company's registered capital, or the board of directors shall decide on the same pursuant to the provisions of the laws and these Articles of Association.

2. The company's registered capital may be increased in all manners permissible pursuant to the provisions of Sections 202 through to 210, and
     Section 216c of the Commercial Code.

3. In its increase in the registered capital, the company shall observe the provisions contained in Sections 202 through to 210 of the Commercial Code, while also observing the following rules:

     a) for the general meeting's decisions on the increase in the registered capital, at least two-third majority of votes of all attending shareholders shall be required, unless the legal rules and regulations require a greater majority for certain decisions,

     b)   in the notice of the general meeting, the requisites specified in
          Section 14 (5) shall be included as well as requisites specified in
          Section 202 (2) through to (4) of the Commercial Code,

     c) the issue price of subscribed shares may be paid up through a monetary contribution; shares may only be subscribed for through in-kind contributions if this is in the best interest of the company,

     d) subscription of shares may not be commenced before the entry of the relevant resolution of the general meeting into the Commercial Register, unless an application for the entry of such resolution into the Commercial Register has been filed and the subscription of shares is subject to a condition subsequent, i.e., the legal effects of the decision on the rejection of such application for entry of the relevant resolution into the Commercial Register,

     e) shareholders' priority right to subscription of new shares may only be excluded or restricted by virtue of a resolution of the general meeting due to company's significant interests,

     f) within 30 days following the general meeting's resolution on the increase in the registered capital, the board of directors shall file an application for the entry of such resolution into the Commercial Register,

     g) after the satisfaction of all conditions set forth by law, these Articles of Association, or a decision of the general meeting, the board of directors shall propose the entry of the new amount of the registered capital into the Commercial Register; the effects of such increase in the registered capital shall occur as of the date of such entry.

4. New shares issued based on the decision of a general meeting's or board of directors' decision on subscription of shares shall also have a share in the economic results of previous years.

5. If in the increase of the registered capital through the subscription of new shares, the transferability of which is not limited, the subscriber has paid up the issue price of shares, the company may issue share warrants prior to the entry of increase in the registered capital in the Commercial Register, if so decided by the general meeting.

                                   ARTICLE 36
          INCREASE IN THE REGISTERED CAPITAL BY THE BOARD OF DIRECTORS

1. By virtue of a general meeting's resolution, the board of directors may be authorized under the terms and conditions set forth by law and these Articles of Association to decide on an increase in the registered capital through subscription of shares or using company's own resources, save for undistributed profits, but always by the maximum of one-third of the amount of the registered capital existing at the time when the general meeting charged the board of directors with such increase in the registered capital.

2. The authorization to increase the company's registered capital may be granted for a maximum period of five years of the date of the general meeting that decided to grant the authority to increase the registered capital.

3. The authorization must specify the nominal value, kind, form and type of shares to be issued in order to increase the company's registered capital. The board of directors may increase the company's registered capital repeatedly within the authorization, provided that the total amount of the increase does not exceed the limit set out in Section 1.

                                   ARTICLE 36
 METHOD OF SHARE ISSUE PRICE REPAYMENT AND CONSEQUENCES OF BREACH OF OBLIGATION
                       TO TIMELY PAY UP SUBSCRIBED SHARES

1. The issue price of the shares may be paid up--based on the general meeting's decision--both through monetary and in-kind contributions. If such in-kind contribution is:

     a) a movable item, the subscriber shall be obligated to submit the object of the contribution to the company and to provide for the acquisition of the company's title to the paid up object of contribution prior to the filing of an application for entry of increase in the registered capital into the Commercial Register,

     b) an immovable, prior to the filing of an application for the entry of the increase in the registered capital into the Commercial Register, the subscriber shall be obligated to submit to the company the object of its contribution and a written statement with officially certified signature and to provide for the company's acquisition of the title to such paid up object of contribution, provided that any potential application for entry into the real estate register shall be filed within 15 days following the entry of the increase in the registered capital into the Commercial Register.

2. For other in-kind contributions, each contribution shall be paid up through the execution of a written agreement on contribution. Should know-how constitute such in-kind contribution, documentation shall also be required for such contribution to be effective, wherein such know-how is described. Should a company or a part thereof constitute an in-kind contribution, submission of such company or a part thereof shall also be required for the provision thereof. The company and the contributor shall draw up a record on the submission of documentation describing the know-how as well as a record on the submission of the company or a part thereof.

3. Unless the title to the object of an in-kind contribution is transferred to the company although the in-kind contribution is deemed paid up, the person that had undertaken to provide such contribution shall be obligated to pay the value of the in-kind contribution in monies and the company shall be obligated to return the in-kind contribution it had accepted to such person, unless it is obligated to issue the same to the obligee. Should a shareholder transfer shares or interim certificates to another, the transferee of such shares or interim certificates shall be liable for the satisfaction of the obligation to pay up the value of the in-kind contribution in monies, unless acquisition within a public market is concerned.

4. In subscription of shares for the purpose of increasing the registered capital, the subscriber shall be obligated to pay up the entire share premium and that part of the nominal value (but at least 30% thereof) that has been stipulated by the authority in charge in its decision on the increase in the registered capital. The remaining amount shall be paid up on dates specified in such decision, but under all circumstances within one year. In-kind contributions shall be paid up in full prior to the filing of the application for the entry of the increase in the registered capital into the Commercial Register.

5. Should the subscriber fail to pay the issue price of subscribed shares or the due and payable part of such price, it shall be called upon by the board of directors to pay the same within 30 days. After the expiration of such deadline, however, the board of directors shall exclude such subscriber from the company and shall apply the

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

     procedure set forth in Section 177 (4) of the Commercial Code, or the general meeting shall decrease the registered capital by deciding on the non-issue of shares.

6. In the event of a breach of the obligation to pay up the issue price of subscribed shares, the subscriber shall pay default interest at 24% a year. However, the right to file an action for the payment of the issue price shall remain unaffected thereby.

                                   ARTICLE 37
                         DECREASE OF REGISTERED CAPITAL

1. Decrease of the registered capital shall be governed pursuant to the provisions of Sections 211 through to 216c of the Commercial Code, while decrease of the registered capital through withdrawal of issued and outstanding shares based on the shareholders' proposal shall be permissible (pursuant to the provisions of Section 213c of the Commercial Code). Decrease of the registered capital through decrease of the nominal value of shares and interim certificates and through the decision not to issue shares shall also be permissible.

2. In decrease of the registered capital through withdrawal of issued and outstanding shares based on a proposal, the following procedure shall be observed:

     a) should registered capital be decreased through withdrawal of issued and outstanding shares based on a public tender offer, a decision of the general meeting may determine that the registered capital shall be decreased to the extent of nominal values of issued and outstanding shares to be so withdrawn, or that it shall be decreased by a specific fixed amount,

     b) the board of directors shall publish in the manner set forth for convocation of the general meeting the draft agreement pursuant to the provisions of Section 213c of the Commercial Code for the purpose of withdrawal of issued and outstanding shares,

     c) should such draft agreement be accepted, the board of directors shall submit to the Securities Center an order to suspend the right to dispose of the shares to which such draft agreement refers and in respect of which it has been accepted,

     d) the board of directors shall based on the authorization by the general meeting submit an application for the entry of the new amount of the registered capital into the Commercial Register to the extent to which the public draft agreement has been accepted by the shareholders,

     e) upon the entry of the amount of the registered capital into the Commercial Register, the board of directors shall without undue delay submit an order to the Securities Center to cancel the shares that the company had purchased pursuant to the provisions of the public tender offer.

3. In the event of a decrease of the registered capital, the following rules shall also be observed:

     a) the general meeting shall decide on the decrease of the registered capital, provided that at least a two-third majority of the votes of shareholders attending the relevant general meeting vote for it,

     b) in the notice of the general meeting and in the invitation thereto, the requisites specified in Section 14 (5) shall be included as well as requisites specified in Section 211 (1) of the Commercial Code

     c) within 30 days following the resolution of the general meeting, the board of directors shall file an application for the entry thereof into the Commercial Register,

     d) the general meeting's resolution on the decrease of the registered capital shall be performed by the very same board of directors or by the board of directors through another person,

     e) within 30 days following the legal effects of the general meeting's decision on the decrease of the registered capital towards third parties, the board of directors shall be obligated to inform in writing the creditors having receivables from the company arising prior to the effective date of such decision with respect to third parties of the amount of decrease of the registered capital and shall also request that such creditors apply their receivables; after its entry into the Commercial Register, the general meeting's decision on the decrease of the registered capital shall be published by the board of directors at least twice successively in at least thirty-day intervals and with a request for the creditors to apply their receivables,

     f) the board of directors shall file an application for the entry of the decrease of the registered capital within the period of specified in
          Section 216 of the Commercial Code,

     g) the registered capital may not be decreased below the statutory amount set forth in Section 162 (3) of the Commercial Code,

     h) should the company be obligated to decrease the registered capital, it shall use the treasury stock or interim certificates for such purpose, provided that it owns any; also in other cases of decrease of the registered capital, the company shall use for the decrease of the registered capital in particular its treasury stock or interim certificates, while any other method may only be applied to decrease the registered capital in the event they are not sufficient for the decrease of the registered capital to the extent determined by the general meeting or should the purpose of the decrease of the registered capital not be complied with,

     i) prior to the entry of the decrease of the registered capital into the Commercial Register and prior to the satisfaction or securing of the creditors' receivables pursuant to the provisions of Section 215 (2), or, as the case may be, Section 215 (4) of the Commercial Code, shareholders may not be provided any payments due to such decrease of the registered capital or forgiven or reduced any unpaid amounts of the nominal values of their shares as a result of such decrease of registered capital.

                                   ARTICLE 38
          PARALLEL REDUCTION OF AND INCREASE IN THE REGISTERED CAPITAL

1. Subject to terms and conditions stipulated by law, the general meeting may concurrently decide on the reduction of and increase in the registered capital, if the purpose of the reduction is to conform the par value of the existing registered shares to their price on public market in connection with increase in the registered capital through the subscription of new shares under public offering.

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

2. In a resolution on the parallel reduction of and increase in the registered capital, the general meeting may determine the extent of the registered capital reduction by determining the method of calculation of the amount of reduction according to the issue price of new shares to be set later on. Such a determination method must clearly reveal by what amount the registered capital is to be reduced. In a resolution on the concurrent reduction of and increase in the registered capital, the general meeting shall commission the board of directors to promptly publish the amount of the registered capital reduction and the new par value of the company's shares corresponding thereto, with such publication to be performed in a manner stipulated by law and by these Articles of Association with respect to the convocation of a general meeting.

                              XI. FINAL PROVISIONS

                                   ARTICLE 39
                      COMPANY'S WINDING UP AND DISSOLUTION

1.   The company shall be wound up as follows:

     a)   by general meeting's decision on winding up with liquidation,

     b)   by court decision,

     c) by the general meeting's decision on merger, on transfer of assets to shareholders or on company's de-merger, by cancellation of bankruptcy proceedings after compliance with the schedule resolution, or by cancellation of bankruptcy proceedings due to the bankrupt's assets being insufficient for coverage of costs of bankruptcy proceedings, or by rejection of petition for declaration of bankruptcy due to insufficiency of assets.

2. The company shall be dissolved as of the date of its deletion from the Commercial Register.

                                   ARTICLE 40
                      PUBLISHING, NOTICES, AND INFORMATION

1. All facts that the company shall be obligated to publish shall be so published in the Commercial Journal (Obchodni vestnik).

2. All facts that the company shall be obligated to publish shall be published in Hospodarske noviny and posted in the company's registered office at a place designated for such purpose, unless provided otherwise by laws or these Articles of Association.

3. The annual report together with a report on related persons shall be published by the company pursuant to the provisions of special legal rules and regulations. Should the company issue registered securities, it shall also draw up and publish a semi-annual report and shall comply with all obligations of the issuer of registered securities set forth by special legal rules and regulations. Should the company intend to issue or offer securities to the public, it shall be obligated to draw up and publish a prospectus pursuant to the provisions of special legal rules and regulations.

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

                                   ARTICLE 41
         PROCEDURE FOR AMENDMENT TO AND OF THESE ARTICLES OF ASSOCIATION

1. The general meeting shall decide on amendments to and of these Articles of Association as specified in Article 17.

2. Should amendments to these Articles of Association be included in the agenda of a general meeting, a notice of such general meeting shall at least characterize the basis of the proposed amendments and the draft amended Articles of Association shall be available to the shareholders for viewing in the company's registered office 30 days prior to the date of the relevant general meeting. Each shareholder may require sending of a copy of the draft amended Articles of Association at its own expense and risk. The shareholders shall be notified of such right in the notice of the general meeting or in the invitation thereto.

3. Should a shareholder intend to submit counterproposals at a general meeting to the proposed amendments to these Articles of Association specified in the notice of the general meeting, it shall be obligated to deliver the written wording of such counterproposal to the company at least five business days prior to the date of the relevant general meeting. The board of directors shall be obligated to publish such counterproposal together with its opinion, if possible, at least three days prior to the notified date of the general meeting concerned.

4. After the approval of such amendments to these Articles of Association by the general meeting, the board of directors shall provide for drawing up of a complete new wording of the Articles of Association and shall submit the same to the relevant registry court. All amendments to the Articles of Association consisting of the increase in or decrease of the registered capital, split of shares, or consolidation of shares into one share, changes in the form of shares or restrictions on transferability of registered shares or changes therein shall enter into effect as of the date of entry of such facts into the Commercial Register. Other amendments and changes shall enter into effect at the time when decided on by the general meeting, unless it arises from the decision of the general meeting on amendments to the Articles of Association or from the law that such changes shall only enter into effect at a later date.

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.
                                              ------------
                                              (Registrant)
Date: June 12, 2006

                                              By: /s/ Libuse Latalova
                                                  ------------------------------
                                                  Libuse Latalova
                                                  Head of Finance Administration

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